

February 24, 2023

J. Abbott R. Cooper
Manager
Driver Management Company LLC
1266 E. Main Street
Suite 700R
Stamford, CT 06902

Re: First Foundation Inc.
Preliminary Proxy Statement on Schedule 14A filed February, 17, 2023
Filed by Driver Management Company LLC, Driver Opportunity Partners I
LP, J. Abbott R. Cooper, et al.

Dear J. Abbott R. Cooper:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed February 17, 2023

General

1. We note disclosure in the Company's soliciting material filed pursuant to Exchange Act Rule 14a-12 on February 23, 2023 that the Company has determined that (i) Driver's Notice of Nomination delivered on December 30, 2022 is invalid, (ii) the deadline for a timely and proper notice of intention to nominate candidates for election as directors at the 2023 Annual Meeting has passed and (iii) therefore, Driver does not have the right to nominate any candidates for election as directors at the 2023 Annual Meeting. Please revise your proxy statement disclosure to reflect these events and Driver's plans going forward with respect to its solicitation in opposition. Please also update the proxy statement to reflect, if true, Driver's withdrawal of its nomination of Ms. Flores for election to the Board at the Annual Meeting.

2. Refer to the preceding comment. We remind you that notwithstanding the Company's

right to avoid using a universal proxy card at the current time, Driver remains subject to the requirements of Exchange Act Rule 14a-19(e). Please also refer to Questions 139.04 and 139.05 (December 6, 2022) of the Compliance and Disclosure Interpretations for Proxy Rules and Schedules 14A/14C.

3.   Refer to the third whole paragraph on page 2 of the proxy statement. Disclosure in this paragraph indicates that "[i]f elected, the Driver Nominees…will seek to work with the other members of the Board to increase stockholder value through" a combination of capital allocation, alignment of interests and focus on stockholder return. Compare these three items to the three objectives listed in the first paragraph on page 1. Please clarify if these are intended to be the same three objectives or a total of six different goals.

Why is total return important?, page 6

4.   Footnote 3 contains a non-working web address. Please revise.

Quorum; Broker Non-Votes; Discretionary Voting, page 36

5.   Disclosure on page 36 states that "[i]f you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee on how to vote, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on Proposal 1 and Proposal 3." It is our understanding that in a contested election a broker does not have discretionary authority to vote on any proposals voted on at the meeting, whether routine or not. Please provide support for your statement or revise the disclosure here and under the caption "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" to clarify the circumstances under which a broker will and will not have discretionary authority to vote on Proposal 2 given the current position of the Company noted in the first comment and the potential outcome of a successful challenge by Driver.

Votes Required for Approval, page 36

6.   Please revise the discussion regarding the contested director election and the related plurality voting standard to reflect the Company's determination referenced in the first comment.

Certain Additional Information, page 41

7.   Please advise us when Driver anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Driver will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions